UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 1)
The Westaim Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
956909105
(CUSIP Number)
December 19, 2008
(Date of Event Which Requires Filing of this Statement)
Goodwood Inc. 212 King Street West, Suite 201 Toronto, Ontario, Canada M5H 1K5 Telephone: (416) 203-2022 Attn: Peter H. Puccetti
with a copy to: Hughes Hubbard & Reed LLP One Battery Park Plaza New York, NY 10004 Telephone: (212) 837-6000 Attn: Gary J. Simon
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐ .

SCHEDULE 13D
CUSIP No. 956909105	Page 2 of 3

Introduction:

This Amendment No. 1 relates to the Schedule 13D filed on behalf of the Reporting Persons, with the Securities and Exchange Commission on December 5, 2008 relating to the shares of common stock of the Issuer.

Item 4.	Purpose of the Transaction

Item 4 is hereby amended by adding the following after the first paragraph:

    On or about December 12, 2008, the Issuer invited Peter H. Puccetti and J. Cameron MacDonald, each of whom is a director and officer of Goodwood Inc., to consider joining the board of directors of the Issuer. On or about December 16, 2008, the Issuer was advised that Peter H. Puccetti and J. Cameron MacDonald were willing to accept that invitation and, on or about December 19, 2008, Peter H. Puccetti and J. Cameron MacDonald were duly appointed as members of the board of directors of the Issuer.

SCHEDULE 13D
CUSIP No. 956909105	Page 3 of 3

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  December 19, 2008
1354037 ONTARIO INC.

By:	/s/ Peter H. Puccetti
Name: Peter H. Puccetti
Title: Authorized Person

GOODWOOD INC.

By:	/s/ J. Cameron MacDonald
Name: J. Cameron MacDonald
Title: Authorized Person

GOODWOOD FUND

By:	/s/ Peter H. Puccetti
Name: Peter H. Puccetti
Title: Authorized Person

THE GOODWOOD CAPITAL FUND

By:	/s/ Peter H. Puccetti
Name: Peter H. Puccetti
Title: Authorized Person

ARROW GOODWOOD FUND

By:	/s/ Peter H. Puccetti
Name: Peter H. Puccetti
Title: Authorized Person

GOODWOOD FUND 2.0 LTD.

By:	/s/ Peter H. Puccetti
Name: Peter H. Puccetti
Title: Authorized Person

PETER H. PUCCETTI

J. CAMERON MACDONALD